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                                               Filed by Pennichuck Corporation
              Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934

                                       Subject Company: Pennichuck Corporation
                                                  Commission File No.: 0-18552

Remarks made by Maurice L. Arel, President, Pennichuck Corporation, at the May 3, 2002 Annual Meeting of Shareholders:


                                 Annual Meeting

                                   May 3, 2002


         Chuck has given you an in depth financial overview of our 2001 performance, and you must agree that we had another good year, and Steve has given you an overview of our operations, and you must agree that it was a very busy and productive year. 2002 has begun in a similar manner. Our Pennichuck Water Works rate case was successfully completed, The Southwood Corporation sold the remaining undeveloped land in Southwood Corporate Park, and our extensive capital program was initiated.

         The most significant achievement, as I am certain you all know by now, was the announcement this past Monday that Pennichuck and Philadelphia Suburban Corporation


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"PSC" entered into a definitive agreement providing for Pennichuck to combine with PSC in exchange for PSC common stock.

         The completion of the merger is contingent upon, among other things, the approval of the holders of a majority of the shares of Pennichuck common stock. Solicitation of Pennichuck shareholders will primarily occur through a Proxy Statement/Prospectus, which will be a joint document of Pennichuck and PSC that will describe the background of the merger and the material terms of the merger agreement, and provide customary financial information about Pennichuck and PSC.

         We expect to file the preliminary Proxy Statement/Prospectus with the SEC by the end of May. The final Proxy Statement/Prospectus will be distributed to Pennichuck shareholders prior to the special meeting at which the merger will be considered.

         Until the preliminary Proxy is filed with the SEC, federal securities laws require Pennichuck and PSC to limit their comments about the proposed merger. So during our customary question and answer session at the end of my formal remarks, I will do my best to address your questions about the merger, but there may be some issues on which I will need to refer you to the Proxy.

         I would like to take the opportunity today, however, to begin to acquaint you with PSC.

         PSC is a much younger company than Pennichuck having started in 1886, thirty four years after Pennichuck. In 1968 it diversified into a number of businesses unrelated to water. This did not prove overly successful, so that in 1992, after the naming of Nick DeBenedictis as President, they initiated a back-to-basics approach to the business and concentrated primarily on the regulated water utility business. The year 2001 marked a


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decade of earnings growth as a result of growth-through-acquisition and cost containment strategies.

         Today, PSC is poised to be the largest U.S. based publicly traded water company.

         PSC has water utilities in Pennsylvania, Illinois, Ohio, New Jersey, Maine, and North Carolina and soon in New Hampshire.

         Beginning with a market capitalization of $40 million in 1992, today PSC has a market capitalization of approximately $1.6 billion.

         PSC has a simple formula, grow customers--a four percent annual growth rate since 1996; grow revenues---a seven percent annual increase since 1996; grow earnings---nearly a 12 percent annual earnings growth for the past five years; and grow the dividend and increase shareholder value---dividend growth has been over six percent annually over the last five years with an annual return of over 29 percent.

         These are impressive returns and we believe that the merger with Pennichuck will help to continue this impressive record. To paraphrase a recent quote from David Schanzer, a water utility analyst from Janney Montgomery, the proposed PSC merger will be a "win-win" for both companies. Mr. Schanzer went on to state that "Pennichuck will get the financial backing of a major player, and PSC will get the local expertise and know-how in the New England market." Pennichuck and PSC agree with Mr. Schanzer.

         Nick DeBenedictis, the Chairman and CEO of PSC is with us today and welcomes you to meet him after the meeting.

         Before we conclude, I would like to pay tribute to Mr. Jack Collins, a past president and director of the company. Jack played a major role in the development of this Company when he initiated the construction of our water treatment plant. This one


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action transformed Pennichuck forever and permitted the growth that has occurred since. Jack was a multi-talented man. He was a scientist, a musician, a jokester and a fine individual. I thank him for his service to Pennichuck. He will be missed. Thank you.

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Q&A Used by Maurice L. Arel, President, Pennichuck Corporation, to Respond to
Shareholder Questions at the May 3, 2002 Annual Meeting of Shareholders:

Q: HOW DO I CALCULATE THE EXACT NUMBER OF PSC SHARES THAT I WILL RECEIVE IN THE MERGER?

A: You will not be able to make that calculation until we are about to complete the merger. The number of shares of PSC common stock that a Pennichuck shareholder will receive for each Pennichuck share will be based in part upon the average closing price of PSC common stock for a 20-trading day period ending shortly before the closing of the merger.

         The merger agreement, which has been filed with the SEC as part of Pennnichuck's recent 8-K filing, contains the details of the "collar" arrangement.

              o If the average PSC closing price is greater than $25.00, Pennichuck shareholders will receive 1.320 shares of PSC common stock for each share of Pennichuck common stock.

              o If the average closing price is less than $23.00, Pennichuck shareholders will receive 1.435 shares of PSC common stock for each share of Pennichuck common stock.

              o If the average closing price is not greater than $25.00 and not less than $23.00, the exchange ratio will be equal to $33.00 divided by the average closing price of PSC stock.

         For example, if the average PSC closing price is equal to the closing price of PSC common stock yesterday, Thursday, May 2, 2002 of $24.55,


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         Pennichuck shareholders would receive 1.344 shares of PSC common stock for each share of Pennichuck common stock.

Q:       WILL I CONTINUE TO RECEIVE MY DIVIDEND?

A: Yes, you will continue to receive dividends. Prior to the merger, Pennichuck will continue to pay dividends at the current quarterly rate of 19.5(cents)per share, or 78(cents)annually.

         After the merger, former Pennichuck shareholders will be entitled to receive dividends on their PSC shares just like other PSC shareholders. PSC currently pays a quarterly dividend at the rate of 53(cents) per year.

         To calculate the amount of the PSC dividend that you will receive per each Pennichuck share, you must multiply the PSC dividend by the exchange ratio. Assuming no increase in the PSC dividend, the equivalent annual dividend rate will be between 76(cents) and 70(cents) per share.

         In recent years, PSC has increased its dividend annually in the fall, but I can't predict what it will do this year.

Q: ASIDE FROM SHAREHOLDER APPROVAL, WHAT OTHER APPROVALS WILL PENNICHUCK NEED PRIOR TO CLOSING?

A: Pennichuck and PSC will consent to the review of the transaction by the New Hampshire Public Utilities Committee and intend to file the requisite documentation with the PUC concerning the proposed change of control of Pennichuck.

         In addition, the transaction is subject to the expiration of the premerger notification and waiting period of the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust regulations. Pennichuck and PSC expect to request early termination of that waiting period from the FTC and DOJ.


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Q:       WHEN WILL THE MERGER BE COMPLETED?

A: Pennichuck and PSC expect the merger to close before the end of this year.

Q:       WILL MY WATER RATES INCREASE AS A RESULT OF THE MERGER?

A:       PSC will not be asking for a rate increase as a result of the merger.

Q:       DID PENNICHUCK RECEIVE ANY OTHER MERGER PROPOSALS?

A: The Pennichuck board was advised by SG Barr Devlin, an investment banking firm specializing in utility companies. The Proxy Statement/Prospectus will describe the contacts that SG Barr Devlin had with other potential strategic partners and their expressions of interest in Pennichuck.

Q:       IS THE PENNICHUCK BOARD PERMITTED TO CONSIDER SUBSEQUENT OFFERS?

A: Yes. The merger agreement prohibits Pennichuck and its officers, directors and advisors from soliciting other offers, but does give the Pennichuck board relatively broad latitude to consider and respond to any inquiry that the board concludes could reasonably lead to a "Superior Proposal" as defined in the merger agreement. The Pennichuck board also may terminate the merger to accept a Superior Proposal.

Q: WOULD PSC BE ENTITLED TO A "BREAK-UP" OR TERMINATION FEE IF PENNICHUCK ACCEPTS A BETTER OFFER?

A: Yes. The merger agreement specifies that Pennichuck must pay PSC a termination fee of $2.5 million under certain circumstances, including in the event Pennichuck terminates the merger agreement to accept a Superior Proposal.


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Investors and security holders are advised to read the definitive registration statement and proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information.


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This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's proxy statement filed with the SEC under Schedule 14A on April 2, 2002 and in the proxy statement/prospectus to be filed by Pennichuck and PSC in connection with the transaction. The proxy statement is available, and the proxy statement/prospectus when filed will be available, for free both on the SEC's website (http://www.sec.gov) or by contacting the Corporate Secretary at Pennichuck at (603) 882-5191.

The registration statement and proxy statement/prospectus will be filed with the Securities and Exchange Commission by Philadelphia Suburban and Pennichuck. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when they are available) and other documents filed by Philadelphia Suburban and Pennichuck at the Commission's website at www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Philadelphia Suburban or from Pennichuck by directing such request to Philadelphia Suburban Corporation, 762 West Lancaster Avenue, Bryn Mawr, Pennsylvania 19010, Attn: Corporate Secretary; or to Pennichuck Corporation, 4 Water Street, Nashua, NH 03060.